Exhibit 99.1

FOR IMMEDIATE RELEASE

Bladex acts as Joint Lead Arranger in a US$40 million, 5-year Secured
Term Loan for Agroindustrial Paramonga S.A.A. (“AIPSAA”)

Panama City, Republic of Panama, July 21, 2015 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced today the recent closing of a US$40 million, 5-year, Secured Term Loan Facility in favor of Agroindustrial Paramonga S.A.A. (“AIPSAA”, or “the Company”) in Peru. AIPSAA, which is part of Grupo Wong, is a leading agribusiness player in Peru, whose main activity is the production of sugar. The Company has access to more than 10,000 hectares of land for planting sugar cane (of which 6,500 hectares belong to AIPSAA), its crushing capacity exceeds 5,000 Metric Tons of sugar cane per day, and is ranked 4th in its market.

The Facility, which will allow AIPSAA to improve its debt maturity profile and make investments related to the growth and development of its agro-industrial activities, was structured as a Club Deal between Bladex and Banco Santander (Perú), with a commitment of US$20 million from each bank.

Bladex is also acting as the Administrative and Collateral Agent in the transaction.

Alejandro Jaramillo, Head of Loan Structuring & Syndications at Bladex, stated: "This important transaction continues to demonstrate Bladex’s origination and structuring capabilities in the Latin American syndicated and club deal loan market, and highlights the Bank´s commitment to support its corporate clients in securing medium-term funding. It also underscores Bladex´s strong ties with both Latin American and international financial institutions, allowing the Bank to partner up with highly reputable banks in transactions throughout the region."

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States of America (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Tel: (+507) 210-8630, E-mail address: cschech@bladex.com

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este,

Panama, Republic of Panama